UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14676

SCOTTISH POWER LIMITED
(Exact name of registrant as specified in its charter)

1 Atlantic Quay Glasgow G2 8SP, Scotland Tel: +44 141 248 8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$550,000,000 aggregate principal amount of 4.910% Notes due 2010 $600,000,000 aggregate principal amount of 5.375% Notes due 2015 $350,000,000 aggregate principal amount of 5.810% Notes due 2025
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☒	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

Scottish Power Limited (“ScottishPower”), formerly registered as a public company known as Scottish Power plc until its conversion into a private company on July 13, 2007, first incurred the duty to file reports under section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 1999, following the filing of a registration statement relating to its ordinary shares on Form F-4 (File No. 333-77877) with the Securities and Exchange Commission (the “Commission”) on May 6, 1999.

For the 12 months preceding the filing of this Form 15F, ScottishPower has filed and submitted all reports required under Exchange Act section 13(a) and section 15(d) and corresponding Commission rules. ScottishPower has filed annual reports under section 13(a) of the Exchange Act since fiscal year 1997.

Item 2. Recent United States Market Activity

ScottishPower’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form F-3 (File No. 333-120112) which was declared effective by the Commission on March 4, 2005 (the “Registration Statement”). Prior to filing this Form 15F, ScottishPower filed a post-effective amendment to terminate the registration of unsold securities under the Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Each series of ScottishPower’s securities which are the subject of this Form 15F was held by less than 300 record holders who are United States residents as of May 10, 2007. In particular, as of such date, ScottishPower’s 4.910% notes due 2010 were held by 229 record holders who are United States residents, its 5.375% notes due 2015 were held by 150 record holders who are United States residents and its 5.810% notes due 2025 were held by 72 record holders who are United States residents. We have relied upon the assistance of Thomson Financial Corporate Advisory Services, an independent information services provider, to determine the number of our United States debt securities holders.

Item 7. Notice Requirement

On June 25, 2007, ScottishPower issued a press release in the United States via the Regulatory News Service of the London Stock Exchange plc announcing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act. A copy of this press release was submitted to the Commission under cover of Form 6-K on June 25, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Scottish Power Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Scottish Power Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SCOTTISH POWER LIMITED

By:	/s/ SHEELAGH DUFFIELD
Name:	Sheelagh Duffield
Title:	Company Secretary

Date: July 23, 2007